Rowook Park

T: +1 858 550 6144

rpark@cooley.com

December 27, 2024

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Poseida Therapeutics, Inc.

Schedule 14D-9

Filed December 9, 2024

File No. 005-91606

Dear Mr. Kim and Mr. Duchovny:

On behalf of our client, Poseida Therapeutics, Inc. (“Poseida”), we submit this letter setting forth the responses of Poseida to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter, dated as of December 19, 2024 (the “Comment Letter”), with respect to the Schedule 14D-9 filed with the Commission by Poseida on December 9, 2024 (the “Schedule 14D-9”). Concurrently with the filing of this letter, Poseida has filed Amendment No. 1 to the Schedule 14D-9 (the “14D-9 Amendment”) through EDGAR.

Poseida’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. All terms used but not defined herein have the meanings assigned to such terms in the Schedule 14D-9, as amended by the 14D-9 Amendment. For ease of reference, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided Poseida’s response below such comment.

Schedule 14D-9 filed December 9, 2024

Past Contacts, Transactions, Negotiations and Agreements, page 4

1.

Refer to the first and second paragraphs under this section. Please revise, with a view towards disclosure, to identify “all such agreements, arrangements or understandings and any actual or potential conflicts of interest,” and specify where relevant information may be found by shareholders in the documents referred to in the first paragraph, or advise. To the extent such agreements are discussed, be sure to attach them as exhibits. See Item 9 of Schedule 14D-9 and Item 1016(e) of Regulation M-A.

Poseida’s Response: We respectfully note to the Staff that pursuant to the instruction to Item 1005(d) of Regulation M-A, no disclosure otherwise called for by Item 1005(d) of Regulation M-A is required to be included in the Schedule 14D-9 so long as substantially the same information was filed with the Commission previously and disclosed in a proxy statement, report or other communication sent to security holders by the subject company in the past year and is specifically referred to in the Schedule 14D-9. Poseida also hereby confirms that the relevant exhibits required to be included in the Schedule 14D-9 pursuant to Item 1016(e) of Regulation M-A have been included in the Schedule 14D-9 (however, we note that Poseida has amended and restated the exhibit list set forth in Item 9 of the Schedule 14D-9 to remove the Transition and Consulting Agreement, by and between Poseida and Eric Ostertag, dated February as of 1, 2023, which was previously included as Exhibit (e)(17), due to the fact that Mr. Ostertag is not an executive officer, director or affiliate of Poseida and such agreement is therefore not required pursuant to Item 1016(e) of Regulation M-A to be included as an exhibit to the Schedule 14D-9).

December 27, 2024

Taking into account the instruction to Item 1005(d) of Regulation M-A, in response to the Staff’s comment, Poseida has revised the disclosure on page 4 of the Schedule 14D-9 to specify where information that relates to any material agreements, arrangements or understandings and any actual or potential conflicts of interest between Poseida or any of its affiliates, on the one hand, and any of its executive officers, directors or affiliates, on the other hand, may be found in the Proxy Statement, which was sent to Poseida’s stockholders on April 25, 2024, as well as where additional information relevant to the Roche Collaboration Agreement, filed as Exhibits (e)(28) through (e)(31) of the Schedule 14D-9, may be found in the Annual Report and 2024 Quarterly Reports.

2.

We note the following disclosure on page 5: “For further information with respect to the arrangements between Poseida and its executive officers, directors and affiliates described in this ‘Item 3. Past Contacts, Transactions, Negotiations and Agreements,’ as well as other arrangements between Poseida and its executive officers, directors, and affiliates, please see the Annual Report, the Proxy Statement, the 2024 Quarterly Reports, and other filings and reports that Poseida may file from time to time with the SEC.” Please revise to specify what “other arrangements” you are referring to and where such information may be found in “the Annual Report, the Proxy Statement, the 2024 Quarterly Reports, and other filings and reports,” or advise.

Poseida’s Response: In response to the Staff’s comment, Poseida has revised the disclosure on page 5 of the Schedule 14D-9 to delete the reference to “other arrangements between Poseida and its executive officers, directors and affiliates” to remove the inadvertent implication that there could be any such other arrangements not described in the Schedule 14D-9. All material agreements, arrangements or understandings and any actual or potential conflicts of interest between Poseida and its executive officers, directors and affiliates have been identified or described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 in accordance with Item 1005(d) of Regulation M-A and the instruction thereto.

3.

We note that here, and throughout the filing, that “December 2, 2024” is used as the benchmark date in, among other things, calculating the number of Shares and Shares subject to Options held by, and other considerations payable to, certain executive officers and directors. Please explain in your response letter why this particular date was used, given that the Schedule 14D-9 was filed on December 9, 2024. Please also revise to include the most recent figures, or advise.

December 27, 2024

Poseida’s Response: We respectfully note to the Staff that December 2, 2024 was the most recent practicable date for which the applicable information was available to be provided for purposes of preparing the Schedule 14D-9 filing. We believe that as a date of five business days prior to the filing of the Schedule 14D-9, December 2, 2024 falls within the customary range of dates in advance of a Schedule 14D-9 filing from which a benchmark date is selected. In addition, Poseida confirms that there have been no material changes to the capitalization of Poseida or any further issuances of Company Equity Awards to any Poseida executive officers or directors as of December 9, 2024, when the Schedule 14D-9 was filed, since December 2, 2024.

CVR Agreement, page 15

4.

Expand generally here, and throughout the filing, to discuss the specific risks and uncertainties concerning the events that must occur (or not occur) in order for payment to be issued under the terms of the CVRs, including specific disclosure about the current status of the development of the CVR Products.

Poseida’s Response:

In response to the Staff’s comment, Poseida has amended the disclosure on pages 16 and 32 of the Schedule 14D-9 to include a discussion of the risks and uncertainties relating to the achievement of the Milestones.

Certain Financial Projections, page 33

5.	We note from the first paragraph on page 36 that you have included only a “summary of the Projections.” Please revise to include the full projections.

Poseida’s Response: In response to the Staff’s comment, Poseida has revised the Projections on page 36 of the Schedule 14D-9 to include additional detail with respect to cost of goods sold (COGS) and outbound milestones and royalties, in order to provide the bridge from Net Revenue to Gross Profit. Poseida has also revised the disclosure on page 36 of the Schedule 14D-9 to delete the words “summary of” before “the Projections” in order to prevent any inadvertent implication that the information set forth in the Projections set forth on page 36 of the Schedule 14D-9, as revised, is incomplete in any meaningful respect. Poseida believes that it has disclosed all material information concerning the Projections that the Board (a) reviewed in its strategic review and evaluation of Poseida’s intrinsic value as a standalone company and (b) directed Centerview to use and rely upon in connection with the rendering of its fairness opinion to the Board and performing its related financial analyses.

6.

We note your disclosure that “Poseida management also estimated the probabilities of success for achieving each of the Milestones, which ranged from 35% to 80% depending on the Milestone and assuming an achievement date in advance of the applicable Milestone Outside Date,” and that the Poseida Board “directed Centerview to use and rely on such estimated probabilities of success in Centerview’s analysis of the Cash Amount.” With a view toward revised disclosure, please tell us how Poseida management arrived at these estimates for the probabilities of success for achieving each milestone, and how, specifically, Centerview used and relied on such estimates. In this respect, we note no reference to such estimates in the relevant section describing Centerview’s work.

December 27, 2024

Poseida’s Response: Poseida management determined the probabilities of success for achieving each of the applicable Milestones by first consulting industry sources (Hay et al., “Clinical Development Success Rates for Investigational Drugs”, which covers data from 2003-2011, and MIT Project ALPHA (projectalpha.mit.edu/pos), which covers data refreshed on a quarterly basis) on the probability of drug candidates advancing to the next phase of development and the cumulative probability of advancing from Phase 1 through marketing approvals, as a benchmark, and then by applying for each of the applicable Milestones adjustments in Poseida management’s judgment based on the current phase of development of each relevant drug candidate and the current clinical and nonclinical data for each such relevant drug candidate. In response to the Staff’s comment, Poseida has revised the disclosure on page 37 of the Schedule 14D-9 in the subsection of “ —Certain Financial Projections” captioned “ —Poseida Management Assessment of Probabilities of Success for Milestone Achievement,” to include such description of Poseida management’s methodology for determining the probabilities of success for achieving each of the Milestones.

In addition, in response to the Staff’s comment regarding how Centerview used and relied on Poseida management’s estimates of such probabilities of success, we respectfully point the Staff to the second paragraph of the section of the Schedule 14D-9 captioned “ —Analysis of Consideration” (on page 40 of the Schedule 14D-9), which explains how Centerview used and relied on Poseida management’s estimates of the probabilities of success for achieving each of the Milestones to determine the illustrative risk-adjusted present value for one CVR of $1.96. We also respectfully note to the Staff that such paragraph cross-references to the section of the Schedule 14D-9 captioned “ —Certain Financial Projections” to reference the use of such Poseida management estimates in Centerview’s work. In response to the Staff’s comment, Poseida has revised such cross-reference to expressly point to the subsection of “ —Certain Financial Projections” captioned “ —Poseida Management Assessment of Probabilities of Success for Milestone Achievement,” in order to more clearly show that Centerview used and relied upon such Poseida management estimates of such probabilities of success. Poseida has also revised the disclosure on page 37 of the Schedule 14D-9 in the subsection of “ —Certain Financial Projections” captioned “ —Poseida Management Assessment of Probabilities of Success for Milestone Achievement” to more specifically set forth such Poseida management estimates of the probabilities of success for the achievement of each of Milestone 1, Milestone 2 and Milestone 3, respectively, as well as the applicable assumed achievement dates of each such Milestone.

Person/Assets Retained, Employed, Compensated or Used, page 42

7.

On page 43, you note that “Poseida has agreed to pay Centerview an aggregate fee of approximately $25.5 million” for it services. On page 42, however, you state that “Poseida has agreed to pay Centerview an aggregate fee currently estimated to be approximately $25.5 million” (emphasis added). Please revise to clarify whether the fee is “estimated” and, if so, why this is the case and how the final payment amount may differ. Otherwise, revise the language on page 42 to be consistent with that on page 43.

Poseida’s Response: The aggregate fee payable to Centerview contingent upon the consummation of the Transactions is approximately $25.5 million. In response to the Staff’s comment, Poseida has revised the disclosure on page 42 of the Schedule 14D-9 to be consistent with that on page 43.

December 27, 2024

Cautionary Note Regarding Forward-Looking Statements, page 49

8.

We note your reference to “forward-looking statements within the meaning of the federal securities laws.” Please confirm in your response letter of your understanding that the safe harbor protections for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 do not by their terms apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934.

Poseida’s Response: We note the Staff’s comment and confirm our understanding that the safe harbor protections for forward looking statements provided in the Private Securities Litigation Reform Act of 1995 do not by their terms apply to statements made in connection with a tender offer.

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We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any comments or questions regarding the foregoing to the undersigned at (858) 550-6144. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Rowook Park

Rowook Park of Cooley LLP

cc:	Kristin Yarema, Poseida Therapeutics, Inc.

Barbara Borden, Cooley LLP

Julia Kim, Cooley LLP